UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

☐	Transition REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number 0-13358

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL CITY BANK GROUP, INC. 401(k) Plan

(Exact name of the plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Capital City Bank Group, Inc.

217 North Monroe Street

Tallahassee, Florida 32301

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two years ended December 31, 2012 and 2011 have been prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements and Supplemental Schedule

Capital City Bank Group, Inc. 401(k) Plan

December 31, 2012 and 2011

and Year Ended December 31, 2012

With Report of Independent Registered Public Accounting Firm

Capital City Bank Group, Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011 and Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

To the Retirement Committee of

Capital City Bank Group, Inc.

Tallahassee, Florida

We have audited the accompanying statement of net assets available for benefits of the Capital City Bank Group, Inc. 401(k) Plan as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2012 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Birmingham, Alabama

June 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of

Capital City Bank Group, Inc.

Tallahassee, Florida

We have audited the accompanying statement of net assets available for benefits of Capital City Bank Group, Inc. 401(k) Plan (the Plan) as of December 31, 2011. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 in conformity with U.S. generally accepted accounting principles

Crowe Horwath LLP

South Bend, Indiana

June 22, 2012

Capital City Bank Group, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Cash	$20,173,377	$2,013
Investments	1,251,520	19,328,728
Receivables:
Participant contributions	127,152	—
Employer contributions	30,266	—
Dividends	1,568	14,419
Total assets	21,583,883	19,345,160

Liabilities
Accounts payable	9,508	—
Net assets available for benefits	$21,574,375	$19,345,160

See accompanying notes.

Capital City Bank Group, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

Additions
Investment income:
Dividends and interest income	$310,909
Net appreciation in fair value of investments	1,744,818
2,055,727

Contributions:
Participants	1,704,018
Employer	389,585
Rollover	109,873
2,203,476

Total additions	4,259,203

Deductions
Benefit payments	1,963,513
Administrative expenses	42,914
In-kind distribution	23,561
Total deductions	2,029,988
Net increase	2,229,215

Net assets available for benefits at beginning of year	19,345,160
Net assets available for benefits at end of year	$21,574,375

See accompanying notes.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2012

1. Description of Plan

The following description of the Capital City Bank Group, Inc. 401(k) Plan (the “Plan”) provides general information only. More complete information regarding the Plan’s provisions may be found in the Plan document.

General

The Plan, established on October 1, 1997, effective retroactive to January 1, 1997, is a defined contribution retirement plan under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan is intended to provide benefits to all eligible employees of Capital City Bank Group, Inc. (the “Company”). Employees of the Company become eligible to participate in the Plan at the time of employment. Employees may enter the Plan on the first day of the month coinciding with or next following the date on which the employee becomes eligible to participate in the Plan.

The overall responsibility for the Plan rests with the Company. The Company has delegated administration of the Plan to the Retirement Committee. During a major portion of 2012, Capital City Trust Company provided Plan administration support and served as trustee and asset custodian and EPIC Advisors served as record keeper. In late 2012, the Plan contracted with Corporate Benefits Administrators, Inc. to provide Plan administration services and with MG Trust Company LLC to act as Plan trustee and asset custodian, and ASPire to serve as record keeper. Due to this transition, the Plan initiated a black-out period from December 15, 2012 to January 17, 2013 to allow for the migration of the Plan platform and assets to a new provider. During this time, Plan assets were liquidated, moved into a default investment, and transferred to the new asset custodian. Participants were directed to reallocate their investment selections under a new menu of options.

Contributions

Each year, participants may elect to contribute up to 100% of pretax annual compensation, as defined in the Plan document and subject to certain limitations under the IRC. Participants may choose to change their deferral percentage at any time. The Plan also includes an automatic contribution arrangement that applies to new or re-hired employees of the Company. The automatic deferral amount is 3 percent of eligible compensation. Employees who do not wish to be automatically enrolled may elect not to defer or to defer another percentage. The Plan also allows participants who reach the age of 501/2 during the taxable year to make catch-up contributions. Catch-up contributions are 401 (k) elective deferral contributions in excess of any limit on such contributions under the Plan subject to IRC limitations.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

For 2012, the Company provided a 50% match on participant contributions of 6% or less of eligible compensation. Only employees hired after January 1, 2002 and who have completed 90 days of service are eligible for this match. No additional discretionary employer contributions were made for 2012.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company matching contributions, allocations of Plan earnings based on the participant’s investment elections; any administrative expenses, and withdrawal distribution fees are charged to the participant account. Administrative expenses are allocated pro rata based on account balances, as defined in the Plan document and/or vendor agreement(s). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested in the Company’s matching and discretionary contributions, and related earnings thereon, after three years of credited service (on a cliff basis). Credited service for vesting purposed requires 1,000 hours during the Plan year.

A participant becomes fully vested in his or her account balance upon retirement, death or disability.

Forfeitures

Forfeitures are used to reduce the employer contribution and/or pay Plan administrative expenses.

Payment of Benefits

Upon termination of service due to death, disability, retirement or other reason, a participant will, upon request, receive a lump-sum amount equal to the value of the vested interest in his or her account. Participants may also receive a distribution while in service upon demonstration of financial hardship or reaching age 70 ½.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Administrative Expenses

In addition to administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”). In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions related to the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-4, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures are not required for nonpublic entities, as defined in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2012	2011
Investments at fair value:
Capital City Bank Group, Inc. common stock	$1,197,648	$	(a)
Vanguard Prime Obligation Fund	—		6,550,445
Vanguard Index 500 Fund	—		2,480,421
American Fund Europacific Fund	—		1,224,998
Fed Total Return Bond	—		986,859

(a) Investment is less than 5%.

During 2012, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices follows:

Mutual funds	$1,532,421
Company common stock	212,397
Net appreciation in fair value of investments	$1,744,818

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (i.e. an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities..

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets
•	quoted prices for identical or similar assets or liabilities in markets that are not active
•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g. interest rate and yield curve quotes at commonly quoted intervals)
•	inputs that are derived principally or corroborated by observable market data by correlation or other means

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 3: Unobservable inputs for the asset or liability (i.e. supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based upon the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual Funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized security exchanges (Level 1 inputs).

Company Common Stock: Investments in Company common stock are valued by obtaining quoted prices on a nationally recognized security exchange (Level 1 inputs).

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3
Mutual funds:
Money market	$17	$—	$—
Growth domestic equities	53,855	—	—
Total mutual funds	$53,872	$—	$—

Company common stock	$1,197,648	$—	$—

There were no transfers between levels in 2012.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3
Mutual funds:
Money market	$6,550,445	$—	$—
Fixed income	2,161,745	—	—
Equity and income	278,370	—	—
Large cap domestic equities	2,480,421	—	—
Mid cap domestic equities	1,917,660	—	—
Small cap domestic equities	963,153	—	—
Real estate domestic equities	327,611	—	—
Growth domestic equities	1,509,822	—	—
Indexed domestic equities	935,077	—	—
International equities	1,346,605	—	—
Total mutual funds	$18,470,909	$—	$—

Company common stock	$857,819	$—	$—

There were no transfers between levels in 2011.

5. Risks and Uncertainties

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

6. Related Party Transactions

The Plan invests in the common stock of the Company, but during 2012 the Plan did not earn any dividend income from this investment as no dividends were declared. During a major portion of 2012, the trustee and custodian was a subsidiary of the Company. Fees paid by the Plan to the trustee, custodian or recordkeeper for administrative expenses qualify as party-in-interest transactions. Investment management fees are paid by the Plan to investment managers which are parties-in-interest and included in the administrative expenses of the Plan. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

7. Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2012-6 and 2011-49, the Plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt. Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

Supplemental Schedule

Capital City Bank Group, Inc. 401(k) Plan

Plan No. 003 EIN 59-2273542

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
DWS Reef	Real Estate Securities Fund, 610 shares	**	$12,936
DWS Dreman	Small Cap Fund, 189 shares	**	6,948
Federated Total	Total Return Bond, 1,725,892 shares	**	19,707
Blackrock	Flexible Equity Fund, 1 share	**	11
Vanguard	Prime Obligation Fund, 6.84 shares	**	7
American Funds	Fundamental Growth, 136 shares	**	5,551
American Funds	Growth Fund of America, 254 shares	**	8,712
* Capital City Bank Group, Inc.	Capital City Bank Group, Inc., Common Stock, 105,334 shares	**	1,197,648
			$1,251,520

* Party-in-interest

** Participant-directed investment, cost not required.

CAPITAL CITY BANK GROUP, INC. 401(k) PLAN

EXHIBIT INDEX

Exhibit No.	Document
23.1	Consent of Ernst & Young LLP
23.2	Consent of Crowe Horwath LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan

By:  Capital City Trust Company, Trustee

By:	/s/ Bill Moor
Bill Moor, President

Dated: June 27, 2013